EXHIBIT 99.15

OREZONE RESOURCES INC.
(the “Corporation”)

PROXY CIRCULAR

SOLICITATION OF PROXIES

This Proxy Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Annual General and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the date, time and place and for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may be supplemented by telephone or other personal contact by directors of the Corporation. The cost of solicitation of proxies will be borne directly by the Corporation.

APPOINTMENT OF PROXIES

The persons designated in the enclosed form of proxy are directors of the Corporation. Each shareholder has the right to appoint a person to represent such shareholder at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by striking out the names of the persons designated and by inserting such other person’s name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Corporation.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montréal, Québec H3A 3S8, prior to the day of the Meeting or to the Secretary or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare Trust Company of Canada at the above mentioned address prior to the day of the Meeting or any adjournments thereof, or with the Secretary or Chairman of the Meeting at the time and place of the Meeting, or any adjournments thereof, an instrument in writing revoking the proxy and executed by the shareholder or by his attorney authorized in writing. If the shareholder is a corporation, this instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

In order to be voted at the Meeting, a proxy must be received by Computershare Trust Company of Canada at the above mentioned address prior to the day of the Meeting or by the Secretary or Chairman of the Meeting at the time and place of the Meeting prior to the commencement thereof.

If the enclosed form of proxy is properly completed and submitted in favour of the persons designated in the printed portion thereof, the shares represented by such form of proxy will be voted on any ballot that may be called for and where the person whose proxy is solicited specifies a choice with respect to any matter identified therein, the shares shall be voted in accordance with the specification so made. Where shareholders have not specified in the form of proxy the manner in which the designated proxy holders are required to vote the shares represented thereby as to any matter to be voted on, such shares will be voted on any ballot that may be called for in favour of such matter.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to matters other than those identified in the Notice of Meeting which may properly come before the Meeting. As of the date hereof, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting. If any matters which are not now known to the management of the Corporation should properly come before the Meeting, then on any ballot that may be called for, the enclosed form of proxy will be voted on such matters in accordance with the best judgement of the person voting it.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as indicated hereunder the heading “Summary Compensation Table”, no insider of the Corporation is or has been involved, directly or indirectly, in material transactions during the last financial year ended December 31, 2001, or in any contemplated transaction which had or could have a material effect on the Corporation.

RECORD DATE

Pursuant to the National Policy Number C-41, the Corporation has set May 14, 2002 as the record date for the Meeting. Only shareholders of record as at that date are entitled to receive notice of the Meeting. Nevertheless, failure to receive the notice does not revoke the shareholder’s right to vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The authorized capital of the Corporation consists of an unlimited number of Class “A” shares without par value, of which 23,568,643 are issued and outstanding at the date hereof. Each issued and outstanding Class “A” share of the Corporation is entitled to one vote. Only persons who are shareholders of record at 5:00 p.m. (Toronto time) on June 27, 2002, will be entitled to attend and vote at the Meeting, in person or by proxy.

To the knowledge of the Board and of the management of the Corporation, at the date hereof, only one entity, Dundee CMP Funds, holds, directly or indirectly, 11.7% of the Class “A” Shares of the Corporation.

AGENDA FOR SHAREHOLDERS MEETING

1.	Election of the Directors

The Board of Directors of the Corporation consists of four (4) persons. The persons designated in the enclosed form of proxy intend to vote for the election, as director of the Corporation, of the nominees whose names are set forth below, some of whom are now members of the Board of Directors and have been since the dates indicated herein. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercise	Principal Occupation

Ronald Little	03-02-95	807,985	President of the Corporation and Geological Engineer
President and Director
Ottawa, Ontario

John Patterson*	11-26-97	50,000	Mining Engineer
Director
Carlisle, Ontario

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercise	Principal Occupation

Bob Mason*	05-05-97	146,000	Geologist
Executive Vice President and Director
Kingston, Ontario

Michael Halvorson*	05-27-99	363,666	Corporate Director
Director
Edmonton, Alberta

*	Members of the Audit Committee.

Ronald N. Little is a professional engineer. He has been President and Director of the Corporation since 1995. Formerly, he acted as Vice-President — Operations, of the Corporation. Ronald N. Little has more than fifteen years experience, at senior levels, in mining exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included some international projects.

John Paterson, Previously President & Chief Executive Officer of Geomaque Explorations Ltd. Mr. Paterson is a mining engineer who, prior to joining Geomaque in 1991, spent nine years working for Cardinal River Coals, Crow’s Nest Resources and Teck Corporation. Mr. Paterson also worked for five years as an independent consultant and as an associate of Roscoe Postle Associates where he was involved in feasibility studies, economic evaluations and project management on numerous domestic and international mining projects.

Bob Mason is President of Mason Exploration Associates Ltd. He was Director of the Graduate Program in Mineral Exploration and Consultant at Queen’s University of Kingston, Ontario from 1982 to 1996. His expertise in mineral exploration extends over 30 years. His experience in Africa has been a strategic addition to the team.

Michael Halvorson is President of Halcorp Capital Ltd., a corporate finance and investor relations consultancy. He is a director of several resource companies listed for trading on The Toronto Stock Exchange.

Information relating to Executive Compensation

The Corporation’s executive compensation program is administered by the Board of Directors of the Corporation which reviews the Corporation’s executive compensation policies and the compensation paid to the Chief Executive Officer and other officers of the Corporation. The Board also reviews the design and competitiveness of the Corporation’s compensation and benefit programs generally.

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation earned during the last fiscal year in respect of the individuals who were, at December 31, 2001, the President and Chief Executive Officer and the four most highly compensated executive officers of the Corporation (the “Named Executive Officers”).

	Annual Compensation			Long-Term Compensation
				Securities Awarded
Name/Principal Position	Fees Earned During Fiscal Year Ended ($)		Bonus Earned During Fiscal Year ($)	Other Annual Compensation ($)	Options Granted (#)	Restricted Shares Awarded ($)	LTIP Payouts ($)	All Other Compensation ($)

Ronald Little	31/12/01	50,000	--	--	--	--	--	--
President and	31/12/00	50,000	--	--	--	--	--	--
Director	31/12/99	47,000	--	--	150,000	--	--	--

Michael Halvorson	31/12/01		--	--		--	--	--
Director	31/12/00		--	--	--	--	--	--
	31/12/99	2,675	--	--	175,000	--	--	--

Bob Mason	31/12/01		--	--	--	--	--	--
Executive	31/12/00		--	--	--	--	--	--
Vice-President	31/12/99	5,000	--	--	200,000	--	--	--
and Director

Jeffrey S. Ackert	31/12/01	60,000	--	--	--	--	--	--
Vice President	31/12/00	60,000	--	--	--	--	--	--
Exploration	31/12/99	60,000	--	--	15,000	--	--	--

During the financial year ended December 31, 2001, the Corporation paid a total amount of $263,330 for consultants’ fees and administrative services to a corporation, which employs some of the directors and officers of the Corporation. The professional fees earned for services rendered in the above table for those directors and officers are included in this amount.

Directors

The directors of the Corporation, with the exception of those who are consultants to the Corporation, received no cash remuneration for services rendered in such capacity. They do not receive a fee for board or committee meetings attended.

Indebtedness of Senior Executives

No senior executive of the Corporation, including partners or affiliates of such persons, was granted loans during the year.

Liability Insurance

The Corporation does not have liability insurance for its directors and officers.

Stock Option Plans

The Corporation has three (3) stock option plans (the “Plans”) outstanding pursuant to which options were granted and have not yet been exercised.

The Plans were created for the benefit of the directors, officers and employees of the Corporation as well as persons providing ongoing services to the Corporation (the “Admissible Persons”).

The objective of the Plans is to create an incentive for Admissible Persons, by offering them the possibility of acquiring a participation in the Corporation through the purchase of shares of the Corporation under the Plans.

The exercise price and terms and conditions of the options are established by the directors in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

The following table indicates for each Plan the date it was adopted by the Board of directors of the Corporation, the date it was approved by the shareholders of the Corporation and the maximum number of shares, which may be issued thereunder.

Plan	Date adopted by Board of Directors	Date approved by shareholders	Number of shares to be issued under the Plan

First	June 15, 1995	November 29, 1995	300,000

Second	October 11, 1996	November 15, 1996	750,000

Third	September 29, 1997	November 21, 1997	2,550,000
	amended on September 30, 1998,	amended on November 17,
	and May 8th, 2000.	1998 and June 29, 2000

Each Plan provides that the exercise price of the options granted is determined by the Board of directors, but cannot, however, be lower than the market price, under the rules of the regulatory authorities having jurisdiction over the securities of the Corporation.

The following table indicates the number of outstanding or available options under the Plans together with the exercise price at which they may be exercised.

Plan	Number of Options Outstanding / Available	Exercise Price of outstanding

First	/ 80,000

Second	475,000 /	$0.30

Third	735,000 /	$0.30
	630,000 /	$0.50
	371,450 /	$0.35
	/ 800,000

No options were granted to officers, directors, employees and consultants of the Corporation during the fiscal year ended December 31, 2001. There are 80,000 options reserved under the first plan and 800,000 options reserved under the third plan.

AGGREGATED OPTIONS EXERCISED IN THE LAST
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Class A Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercisable Options at Financial Yaer End (#) Exercisable/Unexercisable	Value of Unexercised-in-the Money Options at the Financial Year End(1)($) Exercisable/Unexercisable

Ronald N. Little
President and Director	Nil	Nil	675,000 / Nil	Nil / Nil
Ottawa, Ontario

John Paterson
Director	Nil	Nil	Nil / Nil	Nil / Nil
Carlisle, Ontario

Bob Mason
Executive Vice-President and	Nil	Nil	200,000 / Nil	Nil / Nil
Director
Kingston, Ontario

Michael Halvorson
Director	Nil	Nil	175,000 / Nil	Nil / Nil
Edmonton, Alberta

(1)	Value of unexercised in-the-money options calculated using the closing price of the Class “A” shares of the Corporation on The Toronto Stock Exchange on December 31, 2001, less the exercise price of in-the-money stock options.

Shareholder Return Performance Graph

The Chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation’s Class “A” shares against the cumulative total shareholder return of the TSE 300 Stock Index for the period commencing January 1, 1997 and ending December 31, 2001.(1)

[5 year chart comparing cumulative total shareholder return on Class “A” shares of the Corporation and the TSE 300 Stock Index in original]

Termination of employment or change of Control

The Corporation does not have any pension plans nor any arrangements for compensation in the event of termination as a result in a change of control of the Corporation.

Indebtedness of Senior Executives and Directors

No senior executive, no director and no proposed nominee for election as director of the Corporation, including partners or affiliates of such persons, was granted loans during the year ended December 31, 2001.

Interest of Management and Others in Material Transactions

No insider, proposed nominee for election as a director or associate or affiliate of such insider or proposed nominee has a financial interest in any material transaction carried out since the commencement of the last financial year or on any proposed transaction which has materially affected or would materially affect the Corporation.

Statement of Corporate Governance Practices

The Toronto Stock Exchange, on which the Class “A” shares of the Corporation are listed, has adopted guidelines regarding the disclosure by listed corporations of their approach to corporate governance (the “Guidelines”).

The Guidelines provide that some of the recommendations that are made may be overly expensive and thus inappropriate for smaller corporations. The Board of directors of the Corporation (the “Board”) has considered the Guidelines, received comments from the Corporation’s solicitors and implemented some of the recommendations, rejecting those which were felt to be overly expensive and inappropriate for a corporation of its size. It was felt that adding such overhead costs would needlessly reduce the return on shareholders’ equity.

The Role of the Board

The role of the Board is to oversee the conduct of the Corporation’s business and to supervise management, which is responsible to the Board for the day-to-day conduct of business. However, given the Corporation’s size, individual transactions loom large in relative importance and are addressed at Board level.

The Board discharges five (5) specific responsibilities as part of its overall “stewardship responsibility”. These are:

•	Strategic Planning Process: given the Corporation's size, its strategic plan is elaborated directly by the Board, with the assistance of management;

•	Managing Risk: the Board directly oversees most aspects of the business of the Corporation and thus, does not require the elaboration of "systems" or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Corporation;

•	Succession Planning, including Appointing, Training and Monitoring Senior Management: no elaborate system of selection, training and assessment of management has been established, as these would prove too costly; however the Board closely monitors management’s performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

•	Communication Policy: it is and has always been the Board’s unwritten policy to communicate effectively with its shareholders, other stakeholders and the public generally through statutory filings and mailings, as well as press releases; the shareholders are also given an opportunity to make comments or suggestions at shareholders meetings; these comments and suggestions are then factored into the Board’s decisions;

•	Ensuring the integrity of the corporation’s internal control and management information systems: given the involvement of the Board in operations, the reports from and the meetings with management, the Board can effectively track and monitor the implementation of approved strategies.

The Composition of the Board and the Establishment of Board Committees

The Corporation’s Board is comprised of four (4) Directors, of which two (2) can be defined as “unrelated Directors” (i.e. “Directors who are independent of management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding”).

In keeping with the Guidelines, the Board examined the possibility of setting up various committees such as a Nominating Committee, a Governance Committee or a Human Resources and Compensation Committee. It was decided that a Nominating Committee cumulating the functions of the three (3) above-mentioned committees be created in addition to the existing Audit Committee.

The Corporation does not provide a formal orientation and education program for new Directors. However, new Directors are given an opportunity to familiarize themselves with the Corporation by touring the facilities and meeting other members of the Board as well as members of management. Moreover, new Directors are invited to meet with the Corporation’s solicitors to be familiarized with their legal responsibilities.

The Board’s Performance and Directors’ Compensation and Indemnification

Without convening a special meeting for this purpose, the Board periodically undertakes an assessment exercise addressing its effectiveness, with input from management.

Board remuneration is disclosed in this Proxy Circular which is sent to shareholders prior to meetings. The Directors are protected by an indemnification agreement with the Corporation from suits arising out of their duties.

The Board’s Relations with Management

The Chairman of the Board is a member of management, as is the norm with corporations of the Corporation’s size. However, the Board feels that this is not an impediment to the proper discharge of the Board’s responsibilities. Furthermore, the interaction between senior management and Board members both inside and outside of Board meetings ensures that the Board is properly informed and that the Board members’ experience is brought to bear when needed by management.

The Board remains sensitive to corporate governance issues and seeks to set up the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs and reducing the return on shareholders’ equity. The Board remains committed to ensuring the long term viability of the Corporation, as well as the well-being of its employees and of the communities in which it operates.

2.	Appointment of Auditors

The Management of the Corporation proposes the re-appointment of Raymond, Chabot Grant Thornton, Chartered Accountants (formerly, Raymond Chabot Martin Paré), as auditors of the Corporation for the current financial year, and the authorization for the directors to fix their remuneration.

At the Meeting, or any adjournment thereof, Raymond Chabot Grant Thornton, chartered accountants, will be proposed for reappointment as auditors of the Corporation for the current fiscal year, and, unless authority to vote in respect thereof is withheld, the nominees named in the accompanying Form of Proxy will vote in favour of such appointment and in favour of authorizing the Board of directors to fix their remuneration.

3.	Amendment to the 1997-1998 Stock Option Plan

The Board of directors of the Corporation adopted a resolution dated May 8, 2000, amending the 1997-1998 Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Corporation (“Admissible Persons”). The Plan was established on September 29, 1997 by the Board of directors of the Corporation and ratified by the shareholders on November 21, 1997 with 750,000 Class “A” shares issuable under the Plan. It was subsequently modified by the board of directors on September 30, 1998, which modification was ratified by the shareholders on November 17, 1998, thereby increasing the number of Class “A” shares issuable under the Plan to 1,750,000.

On May 8, 2000, the Board of directors of the Corporation approved an increase in the number of Class “A” shares under the Plan in the amount of 800,000 shares. This increased the number of shares available to be issued under the Plan to 2,550,000 Class “A” shares and also increased the number of shares available for future option grants to 800,000.

The purpose of the Plan is to attract and motivate Admissible Persons by offering to such persons the opportunity to acquire an equity interest in the Corporation (or to increase same) through the purchase of Class “A” shares under the Plan.

The shareholders of the Corporation are asked to approve, ratify and confirm the resolution of the Board of directors adopted on May 11, 2002 by which the number of options that the Corporation may grant under the Plan is increased from 2,550,000 to3,800,000.

Unless otherwise indicated, the nominees in the form of proxy will vote for the approval, ratification and confirmation of the resolution of the Board of directors authorizing this amendment to the 1997-1998 Stock Option Plan. This proposal requires the approval by a majority of the votes cast at the Meeting other than the 1,367,651 Class “A” shares beneficially owned by insiders of the Corporation to whom options may be granted pursuant to the 1997-1998 Stock Option Plan and their associates.

4.	Proposed Private Placements

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “TSE 25% Rule”), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Corporation of funds, which it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and Corporation operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation’s issued and outstanding share capital is currently 24,178,643 Class “A” shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 28, 2002 would not exceed 20,000,000 Class “A” shares in the aggregate, or 100% of the Corporation’s issued and outstanding shares as at May 11, 2002.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)	it must be substantially with parties at arm’s length to the Corporation;

(b)	it cannot materially affect control of the Corporation;

(c)	it must be completed within a twelve month period following the date the shareholder approval is given; and

(d)

it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Class “A” share must not be lower than the closing market price of the Class “A” shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25
$0.51 to $2.00	20
Above $2.00	15

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and / or making issuable such number of its Class “A” shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

“RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing June 28, 2002 of such number of securities that would result in the Corporation issuing or making issuable 20,000,000 Class “A” shares as is more particularly described in the Corporation’s Proxy Circular dated May 11, 2002, is hereby approved.”

APPROVAL OF CIRCULAR

The Board of directors of the Corporation has approved the contents of the Proxy Circular and its sending to the shareholders.

Ottawa, Ontario, May 11, 2001

OREZONE RESOURCES INC. Per: (signed) Ronald N. Little Ronald N. Little, President